SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2 November 2006

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

9th Floor, One Plantation Place
30 Fenchurch Street
London EC3M 3BD
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 2 November 2006	By:	/s/ M R Chambers

	Name:	M R Chambers
Title: General Counsel and
Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Results of EGM Resolution held on 26 October 2006 - released 26 October 2006

99.2	Steps to deregister from SEC - released 27 October 2006

99.3	Termination of ADR programme and voluntary delisting from New York Stock Exchange - released 30 October 2006

99.4	Results of EGM Resolution held on 1 November 2006 - released 1 November 2006